FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT

AND SECTION 151 OF THE SECURITIES RULES

ITEM 1.          REPORTING ISSUER

PLATINUM GROUP METALS LTD.

328 – 550 Burrard Street Vancouver BC, V6C 2B5

Telephone:    (604) 899-5450     Facsimile:    (604) 484-4710

ITEM 2.          Date of Material Change          March 6, 2006

ITEM 3.          PRESS RELEASE

 The Issuer issued a press release at Vancouver, BC dated March 6, 2006 to the TSX.

ITEM 4.          SUMMARY OF MATERIAL CHANGE

Platinum Group Metals Ltd. (PTM-TSX) reports the non-brokered private placement announced February 27, 2006 was closed on March 6, 2006.

ITEM 5.         Full Description of Material Change

See News Release dated March 6, 2006.

ITEM 6.         RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)  N/A

ITEM 7.         OMITTED INFORMATION        N/A

ITEM 8.         SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO        Phone: (604) 899-5450

  ITEM 9.         STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein. Dated at Vancouver, British Columbia this 14th day of March, 2006.

Platinum Group Metals Ltd.

“Frank R. Hallam”

Frank R. Hallam, Director & CFO

Platinum Group Metals Ltd.

MATERIAL CHANGE REPORT

328 – 550 Burrard Street, Vancouver BC, V6C 2B5